EXHIBIT 12.1

THE MACERICH COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS (Dollar amounts in thousands)

	Six Months Ended June 30,	For the Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Pre-tax loss from continuing operations (1)	$(34,150)	$(57,814)	$(84,882)	$(53,898)	$(12,910)	$(16,904)
Adjustments Added:
Distributions from unconsolidated joint ventures	66,487	137,976	181,444	165,869	278,421	191,375
Fixed charges (see below)	109,109	240,647	290,945	331,353	296,830	278,344
Adjustments Subtracted:
Interest Capitalized	(6,619)	(25,664)	(21,294)	(33,281)	(34,619)	(16,974)
Total Earnings	$134,827	$295,145	$366,213	$410,043	$527,722	$435,841

Fixed Charges:
Interest expense (2)	$102,490	$214,983	$269,651	$298,072	$262,211	$261,370
Capitalized interest	6,619	25,664	21,294	33,281	34,619	16,974
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total Fixed Charges	$109,109	$240,647	$290,945	$331,353	$296,830	$278,344

Preferred share distributions	$—	$—	$—	$4,124	$10,058	$10,083

Total Combined Fixed Charges and Preferred Share Distributions	$109,109	$240,647	$290,945	$335,477	$306,888	$288,427

Ratio of Earnings to Fixed Charges	1.24	1.23	1.26	1.24	1.78	1.57

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.24	1.23	1.26	1.22	1.72	1.51

(1)    Excludes equity in income of unconsolidated joint venture entities, co-venture expense, (loss) gain on sale or write-down of assets, net, and (loss) gain on early extinguishment of debt.

(2)    Includes amortization of deferred loan costs, amortization of premiums and discounts related to indebtedness and an estimate of interest within rental expense.